Exhibit 2.2

Stock Purchase and Vesting Agreement

This STOCK PURCHASE AND VESTING AGREEMENT (this “Agreement”) is made June 3, 2019 (the “Effective Date”) by and among Bottomline Technologies (de), Inc., a Delaware corporation (“Buyer”), Brian Stone Trust (“Shareholder”) and Brian Stone, an individual residing at 3362 Sacramento Street, San Francisco, California 94118 (“Brian Stone”).

BACKGROUND

WHEREAS, Buyer has executed an Agreement and Plan of Merger, dated May 3, 2019 (the “Merger Agreement”) pursuant to which Buyer will acquire Banksight Software Systems, Inc. (the “Company”),

WHEREAS, Shareholder is the owner of 4,483,000 shares of common stock, $0.00001 par value per share, of the Company (the “Company Shares”),

WHEREAS, Brian Stone and his family are direct beneficiaries of the Shareholder and will derive substantial benefit from the transactions contemplated by this Agreement,

WHEREAS, it is a condition to the closing of the transactions contemplated by the Merger Agreement that Buyer shall have acquired the Shareholder’s Company Shares for the consideration set forth in this Agreement.

AGREEMENT

For valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereto agree as follows:

1. Purchase of the Company Shares. Immediately prior to the Effective Time, upon the terms and subject to the conditions set forth herein, the Buyer shall purchase from Shareholder, and Shareholder shall sell, convey, assign, transfer, and deliver to the Buyer, all of the Company Shares owned by Shareholder, free and clear of all Liens (other than restrictions on transfer imposed under applicable securities Laws).

2. Purchase Price. The Purchase price for the Company Shares shall be (a) $305,395.84, payable to the Shareholder immediately prior to the Effective Time, plus (b) 40,000 shares (the “Shares”) of common stock, $.001 par value per share, of Buyer (“Common Stock”) issuable to Brian Stone, which Common Stock is subject to the terms and conditions set forth in this Agreement. The Shares will be held in book entry by Buyer’s transfer agent in the name of Brian Stone for that number of Shares issued to Brian Stone and subject to the provisions of this Agreement. The Shares have not been registered under any employee benefit plan or similar plan or arrangement of Buyer.

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3. Vesting.

(a) “Vested Shares” means the total number of Shares multiplied by the Applicable Percentage at any particular time. Subject to the exceptions provided in Section 9 of this Agreement, the “Applicable Percentage,” for so long as Brian Stone shall remain an employee, officer or director of, or advisor or consultant to, Buyer or a parent or subsidiary of Buyer from and after the Effective Date, shall be (i) 0% during the period prior to June 3, 2020 (the “First Vesting Date”), (ii) 20%, on the First Vesting Date; (iii) plus an additional 5% for each subsequent three months and (iv) 100% on and after the fourth anniversary of the First Vesting Date (the “Full Vesting Date”).

(b) Except as provided in Section 9 below, in the event that Brian Stone ceases to be an employee, officer or director of, or advisor or consultant to, Buyer or any parent or subsidiary of Buyer, for any reason or no reason, with or without cause, prior to the Full Vesting Date, any Shares that are not Vested Shares (as defined above) shall be forfeited immediately and automatically to Buyer. All of the Shares will be forfeited and automatically returned to Buyer unless, prior to the acquisition of the Company, the shareholders of the Company owning more than seventy-five percent (75%) of the voting power of all outstanding shares of capital stock of the Company (excluding shares not entitled to vote under Section 280G of the Internal Revenue of the Code) approve the grant of the Shares to Brian Stone in accordance with the provisions of Section 280G of the Internal Revenue Code.

4. Automatic Sale Upon Vesting.

(a) Upon any increase in the Applicable Percentage, if such increase would result in the imposition of tax obligations on Brian Stone, Buyer shall sell, or arrange for the sale of, such number of the Shares no longer subject to forfeiture under Section 2 as a result of such increase in the Applicable Percentage as is sufficient to generate net proceeds sufficient to satisfy Buyer’s minimum statutory withholding obligations with respect to the income recognized by Brian Stone upon the lapse of the forfeiture provisions (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such income), and Buyer shall retain such net proceeds in satisfaction of such tax withholding obligations.

(b) Brian Stone hereby appoints the President and the Secretary of Buyer, and each of them acting singly, his or her attorney in fact, to sell Brian Stone’s Shares in accordance with this Section 4. Brian Stone agrees to execute and deliver such documents, instruments and certificates as may reasonably be required in connection with the sale of the Shares pursuant to this Section 4.

(c) The Shareholder and Brian Stone represent to Buyer that, as of the date hereof, they are not aware of any material nonpublic information about Buyer or the Common Stock. The Shareholder, Brian Stone and Buyer have structured this Agreement to constitute a “binding contract” relating to the sale of Common Stock pursuant to this Section 4, consistent with the affirmative defense to liability under Section 10(b) of the Securities Exchange Act of 1934 under Rule 10b5-1(c) promulgated under such Act.

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5. Shareholder Representations; Restrictions on Transfer.

(a) The Shareholder holds beneficially and of record all of the Company Shares, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws). The Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting or transfer of any Company Shares. Upon consummation of the purchase contemplated hereby, the Buyer will acquire from the Shareholder good and marketable title to all Company Shares owned by the Shareholder, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws).

(b) The Shareholder has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

(c) Brian Stone is acquiring the Shares for his own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Shares in violation of Securities Act of 1933, as amended (the “Securities Act”), or any rule or regulation under the Securities Act. Brian Stone has had an adequate opportunity to obtain from Buyer such information as is necessary to permit Brian Stone to evaluate the merits and risks of an investment in the Shares, and has sufficient experience in business, financial and investment matters to be able to evaluate such merits and risks.

(d) Brian Stone understands that the Shares have not been registered under the Securities Act or any employee benefit plan or similar plan or arrangement of Buyer and are “restricted securities” within the meaning of Rule 144 of the Securities Act, and cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available.

(e) Brian Stone shall not engage in speculative transactions in Buyer’s securities, including short sale or hedging transactions (such as purchases or sales of puts, calls, options or other derivative securities that are designed to hedge or offset a decrease in value of Buyer’s securities) and shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively “transfer”) any Shares, or any interest therein, until such Shares have vested, except that Brian Stone may transfer such Shares, subject to Section 5(d), (i) to or for the benefit of any spouse, children, parents, uncles, aunts, siblings, grandchildren and any other relatives approved by the Board of Directors (collectively, “Approved Relatives”) or to a trust established solely for the benefit of Brian Stone and/or Approved Relatives, provided that such Shares shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 5, the automatic sale provisions of Section 4 and the forfeiture provisions contained in Section 3) and such permitted transferee shall, as a condition to such transfer, deliver to Buyer a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement or (ii) as part of the sale of all or substantially all of the shares of capital stock of Buyer (including pursuant to a merger or consolidation), provided that, except as otherwise provided herein, the securities or other property received by Brian Stone in connection with such transaction shall remain subject to this Agreement.

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(f) Buyer shall not be required (i) to transfer on its books any of the Shares which have been transferred in violation of any of the provisions set forth in this Agreement or (ii) to treat as owner of such Shares or to pay dividends to any transferee to whom such Shares have been transferred in violation of any of the provisions of this Agreement.

6. Restrictive Legends.

All Shares subject to this Agreement shall be subject to the following restrictions, in addition to any other restrictions that may be required under federal or state securities laws:

“The shares of stock represented hereby are subject to forfeiture provisions and restrictions on transfer set forth in a certain Stock Purchase and Vesting Agreement between the corporation and the registered owner of these shares (or his predecessor in interest), and such Agreement is available for inspection without charge at the office of the Secretary of the corporation.”

“The shares of stock represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration under such Act, unless an exemption from registration is then available.”

7. Dividends.

Brian Stone shall not accrue or be paid any dividend (whether in cash or in stock) or accumulate any dividend equivalents with respect to any Shares that are not Vested Shares.

8. Withholding Taxes; Section 83(b) Election.

(a) Shareholder and Brian Stone acknowledge and agree that Buyer has the right to deduct from payments of any kind otherwise due to Shareholder or Brian Stone any federal, state or local taxes of any kind required by law to be withheld with respect to the Buyer’s purchase of the Company Shares, the issuance of the Shares to Brian Stone or the lapse of the forfeiture provisions applicable to the Shares.

(b) For U.S. federal income tax purposes, the Buyer, Shareholder and Brian Stone agree that (i) the Buyer shall be treated as purchasing the Company Shares from Shareholder for $305,395.84 and (ii) the Buyer shall be treated as issuing the Shares to Brian Stone in connection with the performance of services and that the amount paid for the Shares shall be zero. BRIAN STONE AGREES NOT TO FILE AN ELECTION UNDER SECTION 83(B) OF THE CODE WITH RESPECT TO THE PURCHASE OF THE SHARES. As a result, the Buyer and Brian Stone agree that Brian Stone will recognize ordinary compensation income on each date on which a portion of the Shares vest equal to the fair market value of the Shares that vest on such date.

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(c) Brian Stone has reviewed with his own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. Brian Stone is relying solely on such advisors and not on any statements or representations by Buyer or any of its agents. Brian Stone understands that he (and not Buyer) shall be responsible for his own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

9. Accelerated Vesting and Reorganization Events.

(a) Death or Disability. In the event that Brian Stone’s employment, office or directorship with, or consultancy to, Buyer is terminated by reason of: (i) Brian Stone’s death or Disability (as defined below); (ii) by Buyer without Cause (as defined below); (iii) by Brian Stone pursuant to a Resignation for Good Reason, or (iv) by mutual agreement of Brian Stone and the Company, then, in each case, all of Brian Stone’s unvested Shares shall, immediately prior to such termination, become Vested Shares and the Applicable Percentage shall be 100% on and following such termination.

(1) For purposes of this Section 9, “Disability” means that Brian Stone becomes disabled such that Brian Stone is qualified for long-term disability by Buyer’s then long-term disability insurance provider.

(2) For purposes of this Section 9, “Cause” shall mean (a) Brian Stone’s unauthorized use or disclosure of Buyer’s confidential information or trade secrets, which use or disclosure causes material harm to Buyer, (b) Brian Stone’s material breach of any agreement between Brian Stone and Buyer, (c) Brian Stone’s material failure to comply with Buyer’s written policies or rules previously provided to Brian Stone, (d) Brian Stone’s conviction of, or his plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) Brian Stone’s gross negligence or willful misconduct that has caused a material injury to Buyer, or (f) Brian Stone’s repeated willful failure to follow the lawful directives of the Buyer (other than as a result of Brian Stone’s death or any physical or mental incapacity). Notwithstanding the foregoing, to the extent any acts, conduct, conditions, failures or omissions by Brian Stone under sub-clauses (a), (b), (c), (e), or (f) is curable, then Buyer shall not terminate Brian Stone’s employment for Cause unless Buyer has first given Brian Stone written notice of the acts or omissions constituting Cause thereunder and Brian Stone has failed to cure such acts, conduct, conditions, failures or omissions to Buyer’s reasonable satisfaction within thirty (30) days after receipt of such notice.

(3) For purposes of this Section 9, a “Resignation for Good Reason” shall mean Brian Stone’s resignation due to one of the following conditions:

(i) A reduction in Brian Stone’s base salary or downward change in the person or office to which the Shareholder reports;

(ii) A failure by the Buyer to make any payments to the Shareholder under this Agreement or any other agreement between Brian Stone and the Buyer, the Surviving Corporation or any of their respective Subsidiaries; or

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(iii) A relocation of Brian Stone’s principal workplace outside of the San Francisco metropolitan area.

A Resignation for Good Reason will not be deemed to have occurred unless Brian Stone gives Buyer written notice within 90 days after the condition at issue comes into existence, Buyer fails to remedy the condition within 30 days after receiving Brian Stone’s written notice, and Brian Stone effectuates his resignation within 60 days following the conclusion of that 30 day period.

(b) Reorganization Event; Change in Control. In all instances of a reorganization, merger, consolidation, share exchange or similar transaction involving Buyer (a “Reorganization Event”), the Shares will be treated in the same manner as the outstanding Buyer common stock not subject to this Agreement. For example, if there is a three-to-one stock split, the Shares will similarly be split three to one. All terms of this Agreement shall otherwise remain in full force and effect following such Reorganization Event with respect to any shares or other interest into which the Shares may be converted as a result of such Reorganization Event, including, without limitation, the vesting conditions provided in Section 3 of this Agreement. In the event of a change in control of the Buyer, the Shares will be treated as any other similarly situated award under Buyer’s 2009 Stock Incentive Plan or any successor plan and the Executive Retention Agreement executed by the Company and Brian Stone.

(c) The protections set forth in Section 9 hereof apply only to the Shares issued pursuant to this Agreement and shall not apply to additional or separate grants to Brian Stone by the Company, which would be subject to the terms and conditions of the specific award for such grants.

10. No Claims. Effective as of the Effective Time, the Shareholder and Brian Stone, by their execution and delivery of this Agreement, forever waive, release and discharge (and hereby agree to cause each of their respective representatives to forever waive, release and discharge) with prejudice the Company, the Surviving Corporation and each Subsidiary from any and all claims, rights (including rights of indemnification, contribution and other similar rights, from whatever source, whether under contract, applicable Law or otherwise), causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, contracts, agreements, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or mature or unmature related or with respect to, in connection with, or arising out of, directly or indirectly, any event, fact, condition, circumstance, occurrence, act or omission that was in existence (or that occurred or failed to occur) at or prior to the Effective Time; provided, however, that this provision shall not be construed as releasing the Company, the Surviving Corporation or any Subsidiary from (a) their respective obligations under the director and officer indemnification provisions expressly set forth in their respective Organizational Documents as in effect on the date hereof or (b) any obligation to pay any wages or benefits arising in the Ordinary Course of Business solely from Brian Stone’s employment with the Company, the Surviving Corporation or a Subsidiary. Notwithstanding anything to the contrary in this Agreement, the Shareholder and Brian Stone

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shall not be releasing any of their rights (x) arising out of this Agreement, or (y) under any other agreement entered into among any of Shareholder, Brian Stone, Buyer, the Surviving Corporation or any of their respective Subsidiaries contemporaneously with or following the date hereof, including pursuant to any offer letter or employment agreement entered into in connection with or following the Merger. Shareholder and Brian Stone hereby expressly waive any and all provisions, rights and benefits conferred by §1542 of the California Civil Code (or any similar, comparable or equivalent provision or law) which section provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

11. Bound by Merger Agreement. The Shareholder agrees that the Shareholder shall be bound by the indemnification obligations and the limitations on indemnity of the Company Equityholders set forth in Article VIII of the Merger Agreement as if the Buyer had acquired the Company Shares from the Shareholder pursuant to the Merger Agreement rather than this Agreement.

12. No Solicitation or Hiring of Former Employees. Except as provided by Law, during the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, the Shareholder and Brian Stone shall not, directly or indirectly, recruit, solicit or induce any person who was an employee of the Buyer, the Company or any of their respective subsidiaries on the date hereof or the Closing Date to terminate his or her employment with, or otherwise cease their relationship with, the Buyer (or the Surviving Corporation or any of their respective subsidiaries, as the case may be) or to become an employee of the Shareholder, Brian Stone or any Affiliate thereof or otherwise hire any such person.

13. Non-Competition Agreement.

(a) During the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, Shareholder and Brian Stone shall not (other than Brian Stone in his capacity as an employee of the Buyer, the Surviving Corporation or any of their respective subsidiaries) directly or indirectly, whether as a partner, officer, director, employee, stockholder, joint venturer, member, investor (other than as the passive holder of not more than five percent (5%) of the total outstanding stock of a publicly-held company) or otherwise:

(1) engage in, operate or establish any aspect of the business of the Company as such business has been conducted or had on the Closing Date planned to be conducted by the Company or any of the Subsidiaries anywhere in the world (the “Restricted Territory”); or

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(2) solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any individual, corporation or other entity which was or is a prospective client, customer or account of the Surviving Corporation or the Buyer or any of their respective subsidiaries on the Closing Date, or had been a client, customer or account of the Surviving Corporation, the Company or the Buyer or any of their respective subsidiaries within a period of two (2) years prior to the Closing Date.

(3) Shareholder and Brian Stone agree that the duration and geographic scope of the non-competition provision set forth in this Section 13 are reasonable. In the event that any court of competent jurisdiction determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, Shareholder and Brian Stone agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. Buyer, the Shareholder and Brian Stone intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every county or other political subdivision of each and every state of the United States of America or other territory included in the Restricted Territory. Shareholder and Brian Stone agree that damages are an inadequate remedy for any breach of this provision and that the Buyer shall, whether or not it is pursuing any potential remedies at Law, be entitled to equitable relief in the form of preliminary and permanent injunctions without bond or other security upon any actual or threatened breach of this non-competition provision.

(b) Shareholder and Brian Stone acknowledge that their beneficial ownership of the Company Shares represents a substantial interest in the Company and Shareholder and Brian Stone intend to transfer to the Buyer the goodwill reflected in the Company Shares owned by Shareholder. Shareholder and Brian Stone further acknowledges that the Buyer would not enter into this Agreement but for the restrictions in this Section 13.

(c) If Shareholder or Brian Stone violates the terms of this Section 13, Shareholder and Brian Stone shall continue to be bound by the restrictions set forth herein until a period of two (2) years has expired without any violations of this Section.

14. Miscellaneous.

(a) No Rights to Employment or Other Service. Subject to Section 9, the Shareholder and Brian Stone acknowledge and agree that the vesting of the Shares pursuant to Section 3 hereof is earned only by continuing service by Brian Stone as an employee at the will of Buyer or a parent or subsidiary of Buyer, or as an officer or director of, or advisor or consultant to, Buyer or a parent or subsidiary of Buyer (not through the act of being granted the Shares hereunder). The Shareholder and Brian Stone further acknowledge and agree that the transactions contemplated hereunder and the vesting schedule set forth herein do not constitute an express or implied promise of continued engagement of Brian Stone as an employee, officer, director or consultant for the vesting period, for any period, or at all.

(b) No Rights As Stockholder. Subject to the provisions of the applicable Award, neither Brian Stone nor any designated beneficiary of Brian Stone shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

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(c) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(d) Waiver. Any provision for the benefit of Buyer contained in this Agreement may be waived, either generally or in any particular instance, by the Board of Directors of Buyer.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of Buyer, the Shareholder and Brian Stone and their respective heirs, executors, administrators, legal representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 5 of this Agreement.

(f) Notice. Each notice relating to this Agreement shall be in writing and delivered in person or by first class mail, postage prepaid, to the address as hereinafter provided. Each notice shall be deemed to have been given on the date it is received. Each notice to Buyer shall be addressed to it at its offices at 325 Corporate Drive, Portsmouth, New Hampshire 03801 (Attention: President). Each notice to the Shareholder or Brian Stone shall be addressed to the Brian Stone at Brian Stone’s last known address.

(g) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(h) Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

(i) Amendment. This Agreement may be amended or modified only by a written instrument executed by Buyer, the Shareholder and Brian Stone.

(j) Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without regard to any principle of conflict of laws that would permit or require the application of the laws of any other jurisdiction.

(k) Interpretation. The interpretation and construction of any terms or conditions of this Agreement or other matters related to the Shares by the Compensation Committee of the Board of Directors of Buyer shall be final and conclusive.

(l) Acknowledgments. The Shareholder and Brian Stone acknowledge that they have read this Agreement, understand the terms and consequences of this Agreement, and are fully aware of the legal and binding effect of this Agreement.

(m) Delivery of Certificates. Subject to Section 4, Brian Stone may request that Buyer deliver the Shares in certificated form with respect to any Shares that have ceased to be subject to forfeiture pursuant to Section 3.

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(n) Defined Terms. Capitalized terms that are used herein and not defined herein shall have the meanings given to them in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BOTTOMLINE TECHNOLOGIES (DE), INC.

By:	/s/ Eric K. Morgan
Title: EVP Global Controller

BRIAN STONE TRUST

By:	/s/ Brian Stone
Brian Stone, Trustee

BRIAN STONE

By: